**Watch Party LLC**
**Statements of Cash Flows**
**(Unaudited)**

| | For the Year Ended December 31, 2019 | For the Year Ended December 31, 2018 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (379) | $ (728) |
| | | |
| Changes in operating assets and liabilities: | | |
| Net cash used in operating activities | (379) | (728) |
| | | |
| **Cash flows from investing activities** | | |
| Net cash used in investing activities | - | - |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from relayed party loan | 379 | 728 |
| Net cash provided by financing activities | 379 | 728 |
| | | |
| **Net cash increase for period** | - | - |
| | | |
| Cash at beginning of period | - | - |
| | | |
| **Cash at end of year** | $ - | $ - |
| | | |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |